Exhibit 4.DD

PROMISSORY NOTE

of

Battle Mountain Gold Inc. (“BMG”)

FOR VALUE RECEIVED, BMG promises to pay to Chet Idziszek of 8000 Old Mine Road, Powell River BC V8A 0E9 (“Lender”) the amount of $20,000.00 (twenty thousand dollars) plus interest at the rate of 6% (six per cent) per annum calculated from March 23, 2016 until the date or dates of repayment on a non-compounding basis not in advance, on the demand of the Lender provided cash funds of $400,000.00 or more have been received by BMG from the proceeds of one or more equity issuances by BMG prior to the time of the demand by the Lender.

Executed this 23rd day of March, 2016 on behalf of BMG by:

Signed “Ian Brown”

Ian Brown
Chief Financial Officer

(having the authority to bind BMG)

E-682